Exhibit 99.2

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)	June 30, 2006	December 31, 2005
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$10,452	$10,225
Trade and other receivables	983	463
Inventories - Note 3	12,838	6,519
Marketable securities	13	13
Prepaid expenses - Note 4	560	1,499
Total current assets	24,846	18,719

Restricted cash - Note 5	26,930	27,165
Mineral property, plant and equipment, net - Note 6	50,839	45,692
Other assets - Note 7	3,801	1,763
Total assets	$106,418	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$16,022	$11,063
Other current liabilities - Note 8	1,398	2,846
Total current liabilities	17,420	13,909

Other long-term obligations - Note 9	4,469	2,117
Reclamation and mine closure - Note 10	26,607	26,382
Total liabilities	48,496	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized Issued and outstanding 582,476,489 (2005 - 550,021,360) - Note 11	142,952	131,804
Contributed surplus - Note 12	2,871	1,973
Convertible securities - Note 14	14	14
Deficit	(87,915)	(82,860)
Total shareholders’ equity	57,922	50,931
Total liabilities and shareholders’ equity	$106,418	$93,339

Approved on behalf of the Board:
/s/ Doris Meyer	/s/ Dorian Nicol
Audit Committee Chairman and Director	Director

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS)

Unaudited

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005	2006	2005

Gold sales	$32,153	$21,669	$47,918	$43,375
Costs and expenses
Cost of sales	24,369	19,503	40,890	39,139
Depreciation, depletion and amortization	3,931	4,866	7,201	10,353
Non-hedge derivatives - Note 7	24	618	207	1,140
Exploration	1,124	861	1,324	1,385
General and administrative	1,284	843	2,356	3,200
Accretion of reclamation and mine closure liability - Note 10	293	134	587	266
Stock-based compensation - Note 12	838	341	914	425
	31,863	27,166	53,479	55,908
Income (loss) from operations	290	(5,497)	(5,561)	(12,533)

Interest expense	43	278	106	325
Other income, net	(275)	(209)	(523)	(395)
Foreign exchange (gain) loss	(112)	77	(158)	259
Gain on disposal of assets	(97)	—	(97)	—
Loss on write down of assets	—	—	166	—
	(441)	146	(506)	189
Net income (loss)	$731	$(5,643)	$(5,055)	$(12,722)

Net Income (loss) per share - basic and diluted	$0.00	$(0.01)	$(0.01)	$(0.03)

Weighted average number of shares outstanding (000’s) - basic	576,634	563,833	563,282	467,946

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

Unaudited

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2006	2005	2006	2005

Deficit, beginning of period - as previously reported	$(88,646)	$(70,268)	$(82,860)	$(63,189)
Net Income (loss)	731	(5,643)	(5,055)	(12,722)
Deficit, end of period	$(87,915)	$(75,911)	$(87,915)	$(75,911)

The accompanying notes form an integral part of these interim consolidated financial statements

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

	For the Three Months Ended June 30		For the Six Months Ended June 30
(In Thousands of U.S. Dollars)	2006	2005	2006	2005

OPERATING ACTIVITIES
Net loss	$731	$(5,643)	$(5,055)	$(12,722)
Non-cash items:
Depreciation, depletion and amortization	3,931	4,866	7,201	10,353
Write down of assets	—	—	166	—
Gain on disposal of assets	(97)	—	(97)	—
Accretion of reclamation and mine closure liability	293	134	587	266
Amortization of non-hedge derivatives	6	618	10	1,140
Write down of non-hedge derivatives	18	—	197	—
Stock-based compensation	838	340	914	424
Foreign exchange loss	(112)	77	(158)	259
Loss on sale of marketable securities	—	—	—	38
Write down of marketable securities	—	4	—	4
	5,608	396	3,765	(238)
Changes in non-cash working capital:
Inventories	(822)	(1,562)	(5,637)	(2,349)
Accounts receivable and prepaid accounts	(76)	340	419	(306)
Accounts payable and accruals	(2,071)	(4,438)	7,112	(9,462)
Cash provided by (used in) operating activities	2,639	(5,264)	5,659	(12,355)

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(6,724)	(1,980)	(14,959)	(7,061)
Proceeds from sale of assets	21	—	21	—
Sale of marketable securities	—	—	—	442
Reclamation costs incurred	(362)	—	(362)	—
Restricted cash	506	(132)	235	(251)
Cash (used in) investing activities	(6,559)	(2,112)	(15,065)	(6,870)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 11	11,402	6,938	11,131	30,349
Notes payable and leases	(503)	(115)	(1,498)	(390)
Deferred financing costs	—	—	—	—
Cash provided by (used in) financing activities	10,899	6,823	9,633	29,959

Net increase (decrease) in cash and cash equivalents	6,979	(553)	227	10,734
Cash and cash equivalents, beginning of period	3,473	17,419	10,225	6,132
Cash and cash equivalents, end of period	$10,452	$16,866	$10,452	$16,866

Supplemental cash flow information - Note 15

The accompanying notes form an integral part of these interim consolidated financial statements

QUEENSTAKE RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED – JUNE 30, 2006

(Tables expressed in thousands of U.S. dollars, except per share amounts)

1.             General

These unaudited interim consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005.  In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth herein have been made.  These adjustments are of a normal and recurring nature.

Interim operating results for the period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2005.

2.             Basis of presentation and consolidation

(a)       Basis of presentation

These unaudited interim consolidated financial statements of Queenstake Resources Ltd. and its subsidiaries (collectively, unless the context requires otherwise, referred to as the “Company”) and accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada.  The format and presentation of these financial statements have been altered from that used in previous periods to present the financial information on a basis that is consistent with the Company’s nature of operations.  Certain of the comparative figures from prior periods have been reclassified to conform with the current format and presentation of these financial statements.

(b)       Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company.  All material intercompany transactions and balances have been eliminated.  The Company’s subsidiaries and percentage of ownership at June 30, 2006, are as follows:

•                  Queenstake Resources U.S.A. Inc. (Delaware) – 100%

•                  Castle Exploration Inc. (Colorado) – 100%

(c)        Stockpiles

Stockpiles represent ore that has been mined or purchased and is available for future processing.  Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method).  Stockpile ore tonnages are verified by periodic surveys.  Costs are allocated to stockpiles based on relative values or material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization related to mining operations, and removed at each stockpile’s average cost per recoverable ounce.  Costs related to purchased ore are based upon the contracted purchase price.

The current portion of stockpiles is determined based on the expected amounts to be processed within the next 12 months.  Stockpiles not expected to be processed within the next 12 months are classified as long-term.

Stockpiles are carried at the lower of average cost or net realizable value.  Net realizable value represents the estimated future sales price of the product based on current and estimated long-term metals prices, less the estimated costs to complete production and bring the product to sale.  Write-downs of stockpiles, resulting from net realizable value impairments, are reported as a component of cost of sales.

3.             Inventories

	June 30, 2006	December 31, 2005
Finished goods	$283	$64
Stockpiled ore	3,970	2,787
Purchased ore	4,009	—
Work-in-process	719	352
Materials and supplies	3,857	3,316
	$12,838	$6,519

Purchased ore is Newmont ore which is expected to be processed in the next twelve months.  See further discussion in Note 17.

4.             Prepaid expenses

	June 30, 2006	December 31, 2005
Prepaid insurance	$93	$783
Prepaid federal land fees	409	540
Other	58	176
	$560	$1,499

5.             Restricted cash

	June 30, 2006	December 31, 2005
Commutation Account	$25,915	$25,766
Interest earned	439	707
Reclamation costs incurred by Company	(362)	(558)
	25,992	25,915
Workman’s compensation self-insurance	151	522
Other restricted cash	787	728
	$26,930	$27,165

On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”) (See Note 7).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal, plus interest earned on the principal, is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations identified as at June 30, 2003.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.5 million secured by a cash deposit of $0.5 million in connection with the State’s Workers Compensation program.  During the second quarter of 2006, the Company was able to reduce the required letter of credit to $0.2 million as a result of reduced worker’s compensation claim activity.

The Company has assigned two letters of credit totaling $0.7 million secured by a cash deposit of $0.7 million in connection with the purchase of mining equipment.  The remaining restricted cash balances represent various land grant bonds and a small amount of interest earned on the balances that will be transferred to operating cash.

6.             Property, plant and equipment, net

	June 30, 2006			December 31, 2005
	Cost	Accumulated depletion & depreciation	Net	Cost	Accumulated depletion & depreciation	Net
Mineral properties and deferred costs
Jerritt Canyon	$69,158	$(33,783)	$35,375	$59,047	$(29,398)	$29,649
Plant and equipment
Jerritt Canyon	30,974	(15,543)	15,431	28,276	(12,274)	16,002
Subtotal Jerritt Canyon(1)	100,132	(49,326)	50,806	87,323	(41,672)	45,651

Office equipment	71	(38)	33	74	(33)	41
	$100,203	$(49,364)	$50,840	$87,397	$(41,705)	$45,692

(1) Total additions of $12,941 for the first half of 2006 less plant disposals of $132 result in net additions of $12,809.

	Original cost	2003 additions	2004 additions	2005 additions	2006 additions	Cost basis

Mineral properties and deferred costs(2)	$22,888	$5,088	$17,562	$13,509	$10,111	$69,158
Plant and equipment	14,100	785	7,232	6,159	2,698	30,974
	$36,988	$5,873	$24,794	$19,668	$12,809	$100,132

(2) The original cost of the mineral properties and deferred costs includes the $25,767 of capitalized asset retirement costs
(Note 10) less negative goodwill on the acquistion of Jerritt Canyon.

7.             Other assets

	June 30, 2006
	Beginning Balance	Additions	Amortization	Write-down	Ending Balance
Non-hedge derivatives	$207	$—	$(10)	$(197)	$—
Environmental risk transfer program	1,556	—	(157)	—	1,399
Long-term stockpiled purchased ore	—	2,402	—	—	2,402
	$1,763	$2,402	$(167)	$(197)	$3,801

During 2005, the Company purchased 117,000 gold put options as non-hedge derivatives at a cost of $0.9 million with a series of monthly expiries from March 2006 through March 2007, inclusive.  The put options each have a strike price ranging from $400 to $425 per ounce.  Payments of the premiums for these put options are being deferred and will be settled each month based upon the respective number of put options expiring or exercised in that month.  As a result of decreases in the fair value of the gold put option contracts, the balance of the put options has been written down to zero as of June 30, 2006.

Long-term stockpiled purchased ore is Newmont ore which is not expected to be processed in the next twelve months.  See further discussion in Note 17.

Environmental Risk Transfer Program

Reclamation cost cap insurance

The ERTP that the Company purchased from AIG (see Note 10) also includes a reclamation and mine closure cost cap insurance policy.  The insurance policy provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (Note 5).  If these ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  In the event that these ultimate reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum.

The insurance premium paid for the ERTP in June 2003 is being depleted over the estimated proven and probable reserve estimated at the inception of the policy.  Depletion of the insurance premium is calculated based on each respective periods ounce production with respect to the estimated proven and probable reserves.

Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing June 30, 2003.

8.             Other current liabilities

	June 30, 2006	December 31, 2005
Insurance policy financing note	$—	$423
Current portion of non-hedge derivative premiums payable (Note 9)	528	994
Current portion of capital leases (Note 9)	870	1,429
	$1,398	$2,846

9.             Other long-term obligations

	June 30, 2006	December 31, 2005
Non-hedge derivative premiums payable	$528	$1,062
Long-term stockpiled purchased ore liability	2,402	—
Capital leases	2,937	3,478
	5,867	4,540
Less current portion:
- Non-hedge derivative premiums payable	(528)	(994)
- Capital leases	(870)	(1,429)
	$4,469	$2,117

The liability related to long-term stockpiled ore represents future amounts owed to Newmont for ore that has been received by the Company in excess of scheduled deliveries contained within the contract.  This liability will become current as long-term purchased stockpiles are scheduled into production.  See also Note 17.

10.          Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.  The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property is based upon the existing reclamation standards at December 31, 2005 and Canadian GAAP.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from American Insurance Group an environmental risk transfer program (Note 7).  The ERTP includes several components: a Commutation Account (Note 5), reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the periods ending June 30, 2006 and December 31, 2005, respectively:

	June 30, 2006	December 31, 2005
Opening balance	$26,382	$25,766
Accretion	587	1,174
Reclamation costs paid by Company	(362)	(558)
Ending balance	$26,607	$26,382

11.          Common shares

During the six months ended June 30, 2006, changes in share capital were as follows:

	Shares (000’s)
Balance, December 31, 2005	550,021	$131,804
Issued for cash	28,512	10,192
Issued for cash on exercise of warrants	3,500	1,250
Issued for cash on exercise of incentive stock options	690	119
Fair value of stock options exercised (Note 12)	—	65
Common share equivalents expired	(247)	(48)
Equity issuance costs	—	(430)
Activity for the period	32,455	11,148
Balance, June 30, 2006	582,476	$142,952

In January 2006, 247,066 common share equivalents representing the right to convert the ownership of respective common shares to common shares of the Company expired without execution of the conversion right.  The right to convert common share equivalents is the result of a corporate amalgamation between Queenstake Resources Ltd. and Santa Cruz Gold Inc. where common shares of Santa Cruz Gold Inc. were to be exchanged for common shares of Queenstake Resources Ltd. within a defined time period.  These common share equivalents have been removed from common shares issued and outstanding upon the expiry of the conversion right.

On April 13, 2006, the Company issued 28,512,195 common shares for Cdn $0.41 per share to Newmont Canada Limited (“Newmont”) pursuant to a private placement equity financing for gross proceeds of $10.0 million.  The private placement equity financing consisted of 28,512,195 common shares and warrants exercisable to acquire 28,512,195 additional common shares of the Company at a price of Cdn $0.55 per share until April 13, 2010.   Newmont has the right to participate in future

equity offerings by Queenstake to preserve its fully diluted shareholding percentage and has certain additional rights to participate in debt financings until April 13, 2008.  Proceeds are being used to fund exploration and for other corporate uses.

12.          Contributed surplus

	June 30, 2006	December 31, 2005
Balance, beginning of period	$1,973	$1,053
Fair value of stock-based compensation	915	579
Fair value of common share equivalents expired	48	—
Fair value of stock options exercised - transferred to share capital (Note 11)	(65)	(22)
Fair value of warrants expired	—	363
Balance, end of period	$2,871	$1,973

13.          Stock options

	Number	Weighted average price per option
	(000’s)	Cdn $
Outstanding, December 31, 2005	13,170	$0.33
Issued	6,895	0.42
Exercised	(690)	0.20
Cancelled or expired	(147)	0.37
Outstanding, June 30, 2006	19,228	$0.37

On April 6, 2006, 6,845,000 stock options were granted to officers, directors and employees with an exercise price of Cdn $0.42 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date and with an expiry date of April 6, 2011.

On April 17, 2006, 50,000 stock options were granted to an employee with an exercise price of Cdn $0.44 with 50% of the options vesting and exercisable immediately and 50% vesting one year from the grant date and with an expiry date of April 17, 2011.

The fair values of stock options granted to directors, officers and employees are estimated at the grant date based on the Black-Scholes option pricing model.  From the specific assumptions applied at each respective grant date, the weighted average assumptions for stock options granted are as follows:

	2006	2005
Expected volatility	72.20%	7.50%
Risk-free interest rate	4.83%	3.89%
Expected lives	3 years	5 years
Dividend yield	0.00%	0.00%

Weighted average fair value per stock option granted	$0.21	$0.14

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

14.          Convertible securities

For the six months ended June 30, 2006, share purchase warrants exercised and outstanding were:

Outstanding at December 31, 2005	Issued in 2006	Exercised in 2006	Expired in 2006	Outstanding at June 30, 2006	Exercise price	Expiry
(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	Cdn $
17,127	—	—	(17,127)	—	0.65	02/10/06
50,000	—	(3,500)	—	46,500	0.40	03/23/07
100	—	—	—	100	0.40	03/23/07
—	28,512	—	—	28,512	0.55	04/12/10
67,227	28,512	(3,500)	(17,127)	75,112

	Warrants issued	Warrants exercised	Warrants expired	Warrants outstanding	Fair value of warrants issued	Fair value of warrants exercised	Fair value of warrants expired	Fair value of warrants outstanding
	(000’s)	(000’s)	(000’s)	(000’s)
Balance, December 31, 2005	198,879	(125,248)	(6,404)	67,227	$5,434	$(5,057)	$(363)	$14
Warrants expired	—	—	(17,127)	(17,127)	—	—	—	—
Warrants issued	28,512	—	—	28,512	—	—	—	—
Warrants exercised	—	(3,500)	—	(3,500)	—	—	—	—
Balance, June 30, 2006	227,391	(128,748)	(23,531)	75,112	$5,434	$(5,057)	$(363)	$14

15.          Supplemental cash flow disclosure

	June 30, 2006	June 30, 2005
Non-cash financing and investing activities
Changes in property, plant and equipment expenditures accrued	$(1,995)	$(1,143)
Change in inventory valuation derived from depreciation, depletion and amortization allocation	682	—
Common shares issued in payment of debt	—	1,250
Warrants issued in payment of debt	—	14
Accrued liability for purchase of long-term ore inventory	2,402	—
Fair value of stock option exercised and transferred from contributed surplus to share capital	(65)	—
Fair value of common share equivalents expired and transferred to contributed surplus	48	—

Operating activities including interest paid in cash	$104	$325

16.          Segment information

The Company operates only in the gold sector within the United States.  Currently, revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.

17.          Commitments

On April 13, 2006, the Company entered into an agreement with Newmont to process ore at the Company’s Jerritt Canyon facility.  The Company is committed to process 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process purchased ore at a later date and possibly up to a year following the date of delivery.  The Company is at risk should the price of gold drop between the time that the ore is purchased and the time that the purchased ounces are produced and sold.  As of June 30, 2006 the Company had received approximately 180,000 tons of ore pursuant to the agreement, of which 111,000 tons represent normal scheduled deliveries and 69,000 tons were deliveries over and above the contractual schedule.

Form 52-109F2 Certification of Interim Filings

I, Dorian Nicol, Queenstake Resources Ltd., Chief Executive Officer, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending June 30, 2006;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  August 11, 2006

/s/ Dorian Nicol
Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Eric Edwards, Queenstake Resources Ltd., Chief Financial Officer, certify that:

1.         I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Queenstake Resources Ltd., (the issuer) for the interim period ending June 30, 2006;

2.         Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.         The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)       designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)       designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.         I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  August 11, 2006

/s/ Eric Edwards
Chief Financial Officer